UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of August 2025

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Abba Hillel Road, Ramat Gan, Israel 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This Form 6-K contains the quarterly report of Galmed Pharmaceuticals Ltd. (the “Company”), which includes the Company’s unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025, together with related information and certain other information. The Company is not subject to the requirements to file quarterly or certain other reports under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company does not undertake to file or cause to be filed any such reports in the future, except to the extent required by law.

On August 28, 2025, the Company issued a press release announcing the filing of its financial results for the three and six months ended June 30, 2025, with the Securities and Exchange Commission. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration Nos. 333-206292, 333-227441 and 333-284163) and the Company’s Registration Statements on Form F-3 (Registration Nos. 333-272722 and 333-283241).

FINANCIAL INFORMATION

Financial Statements

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Balance Sheets (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	As of	As of
	June 30, 2025	December 31, 2024
Assets

Current assets
Cash and cash equivalents	$4,964	$4,652
Short-term deposit	7,464	3,496
Restricted Cash	123	121
Marketable debt securities	8,100	7,183
Other receivables	433	672
Total current assets	21,084	16,124

Investment in associate at fair value	1,593	2,119
Loan to associate	267	257
Total non-current assets	1,860	2,376

Total assets	$22,944	$18,500

Liabilities and stockholders’ equity

Current liabilities
Trade payables	$1,369	$1,308
Other payables	1,052	865
Total current liabilities	2,421	2,173

Stockholders’ equity
Ordinary shares par value NIS 1.80 per share; Authorized 50,000,000; Issued and outstanding: 5,303,050 shares as of June 30, 2025 and 1,664,884 shares as of December 31, 2024	2,690	742
Additional paid-in capital	222,304	216,470
Accumulated other comprehensive loss	(403)	(416)
Accumulated deficit	(204,068)	(200,469)
Total stockholders’ equity	20,523	16,327

Total liabilities and stockholders’ equity	$22,944	$18,500

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Operations (Unaudited)

U.S. Dollars in thousands, except share data and per share data

	Three months ended June 30,			Six months ended June 30,
	2025	2024		2025	2024
Research and development expenses	1,058		534	1,692		1,169

General and administrative expenses	1,051		688	1,681		1,454

Total operating expenses	2,109		1,222	3,373		2,623

Financial income, net	(140)		(103)	(300)		(229)

Impairment of Associate	526		-	526		-

Net loss	$2,495		$1,119	$3,599		$2,394

Basic and diluted net loss per share	$0.63		$1.65	$1.25		$3.72

Weighted-average number of shares outstanding used in computing basic and diluted net loss per share	3,948,190	(*)	677,861	2,866,600	(*)	643,167

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

(*)	Retroactively adjusted (See Note 3.1)

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Comprehensive Loss (Unaudited)

U.S. Dollars in thousands

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss	$2,495	$1,119	$3,599	$2,394

Other comprehensive loss:
Net unrealized loss (gain) on available for sale securities	6	(20)	(13)	(19)

Comprehensive loss	$2,501	$1,099	$3,586	$2,375

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

U.S. Dollars in thousands, except share data and per share data

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares	Amount	capital	loss	Deficit	Total
Balance - December 31, 2024	1,664,884	$742	$216,470	$(416)	$(200,469)	$16,327
Stock based compensation	-	-	101	-	-	101
Exercise of RSU’	18,263	9	(9)	-	-	-
Issuance of ordinary shares in relation to SEPA (**)	25,000	12	67	-	-	79
Issuance of SEPA commitment shares (**)	7,891	4	12	-	-	16
Issuance of ordinary shares in relation to ATM (***)	541,996	262	1,177	-	-	1,439
Unrealized gain from marketable debt securities	-	-	-	19	-	19
Net loss	-	-	-	-	(1,104)	(1,104)
Balance - March 31, 2025	2,258,034	1,029	217,818	(397)	(201,573)	16,877

Stock based compensation	-	-	100	-	-	100
Issuance of SEPA commitment shares (**)	7,891	4	8	-	-	12
Issuance of ordinary shares in relation to ATM (***)	3,037,125	1,657	4,378	-	-	6,035
Unrealized loss from marketable debt securities	-	-	-	(6)	-	(6)
Net loss	-	-	-	-	(2,495)	(2,495)
Balance - June 30, 2025	5,303,050	2,690	222,304	(403)	(204,068)	20,523

				Accumulated
			Additional	other
	Ordinary shares		paid-in	Comprehensive	Accumulated
	Shares (*)	Amount	capital	loss	Deficit	Total
Balance - December 31, 2023	573,741	$209	$207,076	$(454)	$(192,952)	$13,879
Exercise of pre-funded warrants	80,362	40	(40)	-	-	-
Stock-based compensation	-	-	153	-	-	153
Unrealized loss from marketable debt securities	-	-	-	(1)	-	(1)
Net loss	-	-	-	-	(1,275)	(1,275)
Balance - March 31, 2024	654,103	$249	$207,189	$(455)	$(194,227)	$12,756
Exercise of pre-funded warrants (****)	29,091	14	(14)	-	-	-
Stock-based compensation	-	-	130	-	-	130
Unrealized gain from marketable debt securities	-	-	-	20	-	20
Net loss	-	-	-	-	(1,119)	(1,119)
Balance - June 30, 2024	683,194	$263	$207,305	$(435)	$(195,346)	$11,787

(*)	Retroactively adjusted (See Note 3.1)
(**)	See Note 3.3
(***)	See Note 3.4
(****)	See Note 3.2

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

U.S. Dollars in thousands

	Six months ended June 30,
	2025	2024
Cash flow from operating activities

Net loss	$(3,599)	$(2,394)

Adjustments required to reconcile net loss to net cash used in operating activities
Depreciation and amortization	-	83
Stock-based compensation expense	201	283
Amortization of premium on marketable debt securities	16	-
Restricted deposit	(2)
Derivative expenses	32	-
Impairment of Associate	526	-
Interest income from short-term deposits	(68)	(18)
Interest income from loan to associate	(10)	-
Loss (gain) from realization of marketable debt securities	(19)	8
Finance expenses	1	1
Changes in operating assets and liabilities:
Decrease in other accounts receivable	239	345
Increase (decrease) in trade payables	61	(676)
Increase (decrease) in other accounts payable	187	(479)
Net cash used in operating activities	(2,435)	(2,847)

Cash flow from investing activities
Purchase of available for sale securities	(1,686)	(1,507)
Withdrawal from (investment in) short term deposits	(3,900)	225
Sale of available-for-sale securities	786	3,106
Net cash provided by (used in) investing activities	(4,800)	1,824

Cash flow from financing activities
Issuance of ordinary shares in relation to ATM (**)	7,474	-
Issuance of ordinary shares in relation to SEPA (*)	75	-
Net cash provided by financing activities	7,549

Increase (decrease) in cash and cash equivalents and restricted cash	314	(1,023)
Cash and cash equivalents and restricted cash at the beginning of the period	4,773	2,978
Cash and cash equivalents and restricted cash at the end of the period	$5,087	$1,955

Supplemental disclosure of cash flow information:

Cash received from interest	$376	$218

(*)	See Note 3.3
(**)	See Note 3.4

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

GALMED PHARMACEUTICALS LTD.

Notes to Interim Condensed Consolidated Financial Statements

Note 1 - Basis of presentation

Galmed Pharmaceuticals Ltd. (the “Company”) was incorporated in Israel on July 31, 2013 and commenced operations on February 2, 2014.

The Company holds three wholly-owned subsidiaries, Galmed International Ltd., which is incorporated in Malta, and Galmed Research and Development Ltd. (“GRD”) and Galtopa Therapeutics Ltd., both of which are incorporated in Israel. In July 2023, GRD established a new wholly-owned subsidiary incorporated under the laws of England and Wales called Galmed Therapeutics UK Limited.

The Company is a biopharmaceutical company focused on the development of Aramchol. The Company has focused almost exclusively on developing Aramchol for the treatment of liver disease and is currently developing Aramchol for primary sclerosing cholangitis and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of liver disease. The Company is also collaborating with the Hebrew University in the development of Amilo-5MER. The Company has an operating history limited to pre-clinical and clinical drug development.

The Company has funded its research and development programs and operations to date primarily through proceeds from private placements and public offerings. The Company currently has no products approved for marketing and has not generated any revenue from product sales to date. As of June 30, 2025, the Company had cash and cash equivalents of $5.0 million, restricted cash of $0.1 million, short-term deposits of $7.5 million and marketable debt securities of $8.1 million.

The Company has incurred operating losses in each year since inception. The Company’s loss attributable to holders of its ordinary shares for the six months ended June 30, 2025 and 2024 was approximately $3.6 million and $2.4 million, respectively. As of June 30, 2025, the Company had an accumulated deficit of $204.1 million. Substantially all of its operating losses resulted from costs incurred in connection with the Company’s development program and from general and administrative costs associated with its operations.

The Company will need to raise substantial, additional capital to fund its operations and to develop Aramchol and Amilo-5MER for, and beyond its current development stage and any future commercialization, as well as any additional indications.

Based on the Company’s current operating plan, the Company’s management currently estimates that its cash position will support its current operations as currently conducted for more than 12 months from the date of issuance of these financial statements.

These unaudited interim condensed consolidated financial statements have been prepared as of June 30, 2025 and for the three and six month periods then ended. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited financial statements and the accompanying notes of the Company for the year ended December 31, 2024 that are included in the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 2, 2025 (the “Annual Report on Form 20-F”). The results of operations presented are not necessarily indicative of the results to be expected for the year ending December 31, 2025.

Note 2 - Summary of significant accounting policies

The significant accounting policies that have been applied in the preparation of the unaudited condensed consolidated interim financial statements are identical to those that were applied in preparation of the Company’s most recent annual financial statements in connection with its Annual Report on Form 20-F.

Note 3 - Stockholders’ Equity

1.	On May 15, 2023, the Company effected a reverse share split of the Company’s ordinary shares at the ratio of 1-for-15, such that each fifteen (15) ordinary shares, par value NIS 0.01 per share, were consolidated into one (1) ordinary share, par value NIS 0.15. On August 29, 2024 the Company effected an additional reverse share split of the Company’s ordinary shares at the ratio of 1-for-12, such that each twelve (12) ordinary shares, par value NIS 0.15 per share, were consolidated into one (1) ordinary share, par value NIS 1.80 per share. As a result, all share and per share amounts prior to the reverse share split were adjusted retroactively for all periods presented in these consolidated financial statements.

2.	On July 18, 2023, the Company sold to investors in a public offering (i) 31,666 ordinary shares, (ii) 435,000 pre-funded warrants to purchase 435,000 ordinary shares (the “Pre-Funded Warrants”), and (iii) 466,666 warrants to purchase 466,666 ordinary shares (the “Investor Warrants”), at a purchase price of $15.0 per share and accompanying Investor Warrant and $14.99 per Pre-Funded Warrant and accompanying Investor Warrant. The net proceeds to the Company were approximately $6.2 million.

The Pre-Funded Warrants are immediately exercisable at an exercise price of $0.001 per ordinary share. As of December 31, 2024, all of the Pre-Funded Warrants have been exercised.

The Investor Warrants have an exercise price of $15 per ordinary share, are immediately exercisable, and may be exercised until July 18, 2028. During September 2024, a total of 293,333 Investor Warrants have been exercised into 293,333 ordinary shares for a total net proceeds of $4.4 million. As of June 30, 2025, a total of 173,333 warrants are outstanding.

3.	On August 30, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD., a Cayman Islands exempt limited partnership (“YA”). Pursuant to the SEPA, the Company have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million (the “Commitment Amount”), of the Company ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, the Company and YA entered into an amendment to the SEPA to increase the Amount of the commitment to $20.0 million of the Company’s ordinary shares.

As consideration for YA’s irrevocable commitment to purchase the Company’s ordinary shares up to the Commitment Amount, the Company agreed to issue 31,566 ordinary shares (the “Commitment Shares”) to YA in four equal installments every 90 calendar days and also paid a $15,000 structuring fee to an affiliate of YA. During the six months ended June 30, 2025, the Company issued a total of 15,782 Commitment Shares, and as of June 30, 2025, the Company issued all Commitment Shares to YA. The Commitment Shares were recorded as expense in “Finance expenses related to SEPA”, in amounts of $20 thousand.

The Company evaluated the contract that includes the right to require YA to purchase shares of common stock in the future (“put right”) considering the guidance in ASC 815-40, “Derivatives and Hedging — Contracts on an Entity’s Own Equity” and concluded that it is an equity-linked contract that does not qualify for equity classification, and therefore requires fair value accounting and thus meet the definition of a derivative liability. Accordingly, the put right will be measured at fair value at each reporting period, and changes in its fair value will be recognized in the consolidated statement of operations. The Put right is measured under level 2 of the Fair Value hierarchy. The Company analyzed the terms of the freestanding put right and concluded that it has an immaterial value as of June 30, 2025.

As of June 30, 2025, the Company issued an aggregate of 615,341 ordinary shares to YA for aggregate gross proceeds of approximately $5.1 million ($4.5 million net of issuance costs). Subsequent to the balance sheet date, the Company issued an aggregate of 50,000 ordinary shares to YA for aggregate gross proceeds of approximately $0.1 million.

4.	On November 14, 2024, the Company entered into a Capital on Demand Sales Agreement (the “2024 Sales Agreement”) with JonesTrading Institutional Services LLC, (“JonesTrading”). Pursuant to the 2024 Sales Agreement, the Company may offer and sell ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. As of June 30, 2025, the Company sold 3,579,121 ordinary shares pursuant to the 2024 Sales Agreement, for a total gross consideration of approximately $7.7 million ($7.5 million net). Subsequent to the balance sheet date, the Company sold 48,054 ordinary shares pursuant to the 2024 Sales Agreement for a total gross consideration of approximately $0.1 million.

5.	On August 14, 2025, the Company’s shareholders approved an increase in its authorized share capital from NIS 90,000,000 divided into 50,000,000 ordinary shares, NIS 1.80 par value per share to NIS 1,620,000,000 divided into 900,000,000 ordinary shares, NIS 1.80 par value per share.

Note 4 – Investment in an Associate

As of June 30, 2025, management assessed the qualitative aspects of the Company’s equity investment in OnKai Inc. and certain macroeconomic factors, and determined that an impairment should be recognized in amount of $0.5 million.

Note 5 – Subsequent events

1. Regarding additional ordinary shares issued under the SEPA subsequent to June 30, 2025, see Note 3.3 above.

2. Regarding additional ordinary shares issued under the 2024 Sales Agreement subsequent to June 30, 2025, see Note 3.4 above.

3. Regarding increase of the authorized share, see Note 3.5 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

All references to “we,” “us,” “our,” “the Company” and “our Company”, in this Form 6-K are to Galmed Pharmaceuticals Ltd. and its subsidiaries, unless the context otherwise requires. All references to “shares” or “ordinary shares” are to our ordinary shares, NIS 1.80 par value per share. All references to “Israel” are to the State of Israel. “U.S. GAAP” means the generally accepted accounting principles of the United States. Unless otherwise stated, all of our financial information presented in this Form 6-K has been prepared in accordance with U.S. GAAP. Any discrepancies in any table between totals and sums of the amounts and percentages listed are due to rounding. Unless otherwise indicated, or the context otherwise requires, references in this Form 6-K to financial and operational data for a particular year refer to the fiscal year of our company ended December 31 of that year.

Our reporting currency and financial currency is the U.S. dollar. In this Form 6-K, “NIS” means New Israeli Shekel, and “$,” “US$” and “U.S. dollars” mean United States dollars.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements may be included in, among other things, various filings made by us with the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below:

●	the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy;

●	the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop;

●	completion and receiving favorable results of any pre-clinical or clinical trial;

●	regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling;

●	the commercial launch and future sales of Aramchol and any future product candidates;

●	our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product;

●	our ability to achieve favorable pricing for Aramchol, or any other product candidate;

●	third-party payor reimbursement for Aramchol, or any other product candidate;

●	our estimates regarding anticipated capital requirements and our needs for additional financing;

●	market adoption of Aramchol or any other product candidate by physicians and patients;

●	the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate;

●	our ability to obtain and maintain adequate protection of our intellectual property;

●	the possibility that we may face third-party claims of intellectual property infringement;

●	our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost;

●	our ability to establish adequate sales, marketing and distribution channels;

●	intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do;

●	our expectations regarding licensing, acquisitions and strategic operations;

●	current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk;

●	the prospects of our digital asset management strategy;

●	the highly volatile nature of the price of cryptocurrencies and other digital assets;

●	the legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel; and

●	those factors (i) referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025 and (ii) identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 25, 2025.

We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 2, 2025, in greater detail under the heading “Risk Factors” and elsewhere in the Annual Report and this Form 6-K. Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events.

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

Overview

We are a biopharmaceutical company focused on the development of Aramchol. Historically, we have focused almost exclusively on developing Aramchol for the treatment of liver disease and were previously developing Aramchol for primary sclerosing cholangitis, or PSC, and exploring the feasibility of developing Aramchol for other fibro-inflammatory indications outside of NASH and fibrosis.

We are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

In August 2025, we announced that our board of directors, or the Board, approved a digital asset management strategy as part of a new treasury investment policy and capital allocation initiative. The Board intends to establish a Crypto Committee of the Board with respect to evaluating and, if appropriate, overseeing the implementation of any crypto investing related activities, including a potential allocation of up to 50% of our cash reserves to be used for the purchase of digital assets, such as Bitcoin and Ethereum. To support the execution of this initiative, we entered into a non-binding letter of intent for the engagement of Tectona Ltd. (TASE: TECT), or Tectona, a specialized and reputable crypto treasury management service provider. It is contemplated that Tectona will provide us with advisory and operational services for the management of digital asset exposures.

In addition, in August 2025, we entered into a termination agreement of a previously announced binding term sheet that was entered into with Entomus s.r.o. for an exclusive license to develop and commercialize a Self-Emulsifying Drug Delivery System, or SEDDS, formulation. Following additional due diligence and discussions between the parties, we decided to modify and de-risk the structure of its participation so that we will not lead the project. Instead, a new UK-based company has been established by our chief executive officer for the development and commercialization of the SEDDS formulation in which it is contemplated that we will acquire up to 20% of its share capital through an investment of up to $2 million, subject to execution of definitive documentation and approval of our board of directors.

To date, we have not generated revenue from the sale of any product, excluding the licensing revenue we recorded in connection with the Samil Agreement, and we do not expect to generate any significant revenue other than the amortization of the upfront payments under the license agreement with Samil and of the subsequent royalties and/or milestones that may be earned in connection with the Samil Agreement or potential other license Agreements, unless and until we commercialize Aramchol, or license the product to additional third parties. As of June 30, 2025, we had an accumulated deficit of approximately $204.1 million.

Our financing activities are described below under “Liquidity and Capital Resources.” Obtaining approval of an NDA, MMA, or other similar application is an extensive, lengthy, expensive and uncertain process, and the FDA, EMA, MHRA and other regulatory agencies may delay, limit or deny approval of Aramchol or any other product candidate.

Financial Overview

To date, we have funded our operations primarily through proceeds from private placements and public offerings. On June 30, 2025, we had current assets of $21.1 million, which includes cash and cash equivalents of $5.0 million, short term deposit of $7.5 million, marketable debt securities of $8.1 million, other receivables of $0.4 million and restricted cash of $0.1 million. This compares with current assets of $16.1 million on December 31, 2024, which includes cash and cash equivalents of $4.7 million, short term deposit of $3.5 million, marketable debt securities of $7.2 million, other receivables of $0.7 million and restricted cash of $0.1 million. We believe that such existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund our ongoing research and development work and to advance our product candidates through regulatory approval and into commercialization, if approved. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of outsourced development expenses, salaries and related personnel expenses and fees paid to external service providers, patent-related legal fees, costs of pre-clinical studies and clinical trials and drug and laboratory supplies. We account for all research and development expenses as they are incurred. We expect our research and development expense to remain one of our primary expenses in the near future as we continue to develop Aramchol. Increases or decreases in research and development expenditures are primarily attributable to the number and/or duration of the pre-clinical and clinical studies that we conduct.

We expect that a substantial amount of our research and development expense in the future will be incurred in support of our current and anticipated pre-clinical and clinical development projects. Due to the inherently unpredictable nature of pre-clinical and clinical development studies, we are unable to estimate with any certainty the costs we will incur in the continued development of Aramchol and other product candidate. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We currently expect to continue testing Aramchol in pre-clinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for Aramchol.

The lengthy process of completing clinical trials and seeking regulatory approval for Aramchol requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational roles, including finance/accounting, legal and other operating positions in connection with our activities. Our other significant general and administrative expenses include non-cash stock-based compensation costs and facilities costs (including the rental expense for our offices in Tel Aviv, Israel), professional fees for outside accounting and legal services, travel costs, investors relations, insurance premiums and depreciation.

General and administrative expenses also consist of costs associated with being a public company, including expenses related to services associated with maintaining compliance with The Nasdaq Capital Market and SEC requirements, directors and officers insurance, increased legal and accounting costs and investor relations costs.

Financial Income, Net

Our financial income, net consists mainly of interest income from marketable debt securities, expenses that we incurred in establishing the SEPA, which includes ordinary shares to the equity line provider, and foreign currency gains. Our financial expenses consist of fees associated with banking activities and losses from realization of marketable debt securities.

Impairment of Associate

The impairment of associate consists of changes in the fair value of our investment in OnKai Inc. (“OnKai”).

Results of Operations

The table below provides our results of operations for the three and six months ended June 30, 2025, as compared to the three and six months ended June 30, 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(In thousands, except per share data)
Research and development expenses	1,058	534	1,692	1,169
General and administrative expenses	1,051	688	1,681	1,454
Total operating expenses	2,109	1,222	3,373	2,623
Financial income, net	(140)	(103)	(300)	(229)
Impairment of Associate	526	-	526	-
Net loss	2,495	1,119	3,599	2,394
Other comprehensive loss (gain):	6	(20)	(13)	(19)
Comprehensive loss	2,501	1,099	3,586	2,375
Basic and diluted net loss per share	$0.63	$1.65	$1.25	$3.72

Research and Development Expenses

Our research and development expenses amounted to approximately $1.1 million and approximately $1.7 million during the three and six months ended June 30, 2025, respectively, representing an increase of approximately $0.5 million, or 98%, and approximately $0.5 million, or 45%, respectively, compared to approximately $0.5 million and approximately $1.2 million, respectively for the comparable periods in 2024.

The increase during the three and six months ended June 30, 2025 primarily resulted from an increase in pre-clinical and clinical trial expenses of approximately $0.3 million and $0.2 million respectively.

General and Administrative Expenses

Our general and administrative expenses amounted to approximately $1.1 million and approximately $1.7 million during the three and six months ended June 30, 2025, respectively, representing an increase of approximately $0.4 million, or 52%, and approximately $0.2 million, or 15%, respectively, to approximately $0.7 million and approximately $1.5 million, respectively, for the comparable periods in 2024,

The increase in general and administrative expenses for the three and six months ended June 30, 2025 resulted primarily from an increase in salary and related expenses of $0.5 million and $0.4 million, respectively.

Operating Loss

As a result of the foregoing, for the three and six months ended June 30, 2025, our operating loss was approximately $2.1 million and approximately $3.4 million, respectively, representing an increase of $0.9 million, or 72%, and an increase of $0.8 million, or 29%, respectively, as compared to approximately $1.2 million and approximately $2.6 million, respectively, for the comparable periods in 2024.

Financial income, Net

Our financial income, net amounted to approximately $0.15 million and approximately $0.3 million during the three and six months ended June 30, 2025, respectively, compared to $0.1 million and $0.2 million, respectively, for the comparable periods in 2024.

Impairment of Associate

Our investment in Onkai is presented in our consolidated financial statements at its fair value. As of June 30, 2025, management, based on its estimation, assessed the qualitative aspects of the equity investment and macroeconomic factors and determined that an impairment should be recognized in the amount of approximately $0.5 million.

Net Loss

As a result of the foregoing, for the three and six months ended June 30, 2025, our net loss was approximately $2.5 million and approximately $3.6 million, respectively, representing an increase of $1.4 million, or 121%, and an increase of $1.2 million, or 50%, respectively, as compared to approximately $1.1 million and approximately $2.4 million, respectively, for the comparable periods in 2024.

Liquidity and Capital Resources

To date, we have funded our operations primarily through proceeds from private placements and public offerings and we have incurred substantial losses since our inception. As of June 30, 2025, we had an accumulated deficit of approximately $204.1 million and positive working capital (current assets less current liabilities) of approximately $18.7 million. We expect that operating losses will continue for the foreseeable future.

As of June 30, 2025, we had cash and cash equivalents of approximately $5.0 million, short term deposits of $7.5 million, restricted cash of approximately $0.1 million and marketable debt securities of approximately $8.1 million invested in accordance with our investment policy, totaling approximately $20.6 million, as compared to approximately $4.7 million, $3.5 million, $0.1 million and $7.2 million as of December 31, 2024, respectively, totaling approximately $15.5 million. The increase is mainly attributable to the $7.5 million cash provided from financing activity, offset by a negative cash flow from operating activities during the nine months ended September 30, 2024 of $2.4 million, partially offset by non-cash stock based compensation expenses of approximately $0.2 million, a decrease in other accounts receivables of $0.2 million and an impairment of an investment in associate of approximately $0.5 million.

We had negative cash flow from operating activities of approximately $2.4 million for the six months ended June 30, 2025, as compared to negative cash flow from operating activities of approximately $2.8 million for the six months ended June 30, 2024. The negative cash flow from operating activities for the six months ended June 30, 2025, is mainly attributable to our net loss of approximately $3.6 million.

We had negative cash flow from investing activities of approximately $4.8 million for the six months ended June 30, 2025, as compared to a positive cash flow from investing activities of approximately $1.8 million for the six months ended June 30, 2024. The negative cash flow from investing activities for the six months ended June 30, 2025, was primarily due to investment in short term deposits of $3.9 million and a net purchase of available for sale securities of approximately $0.9 million.

We had positive cash flow from financing activities of approximately $7.5 million for the six months ended June 30, 2025, as compared to no cash flow financing activities for the six months ended June 30, 2024. The positive cash flow from financing activities for the six months ended June 30, 2025 was primarily due to issuance of shares in relation to the 2024 Sales Agreement (as defined below)

On August 30, 2024, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA II PN, LTD., a Cayman Islands exempt limited partnership, or YA. Pursuant to the SEPA, we have the right, but not the obligation, to sell to YA from time to time, each such occurrence, an Advance, up to $10.0 million, or the Initial Commitment Amount, of our ordinary shares, during the 36 months following the execution of the SEPA, subject to the restrictions and satisfaction of the conditions in the SEPA. On October 21, 2024, we and YA entered into an amendment to the SEPA to increase the Initial Commitment Amount to $20.0 million of our ordinary shares. At our option, the ordinary shares would be purchased by YA from time to time at a price equal to 97% of the lowest of the three daily VWAPs (as hereinafter defined) during a three consecutive trading day period commencing on the date that we, subject to certain limitations, deliver a notice to YA that we are committing YA to purchase such ordinary shares, or the Advance Shares. We may also specify a certain minimum acceptable price per share in each Advance. “VWAP” means, for any trading day, the daily volume weighted average price of our ordinary shares for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P. As consideration for YA irrevocable commitment to purchase our ordinary shares up to the Initial Commitment Amount, we agreed to issue 31,566 ordinary shares, or the Commitment Shares, to YA in four equal installments every 90 calendar days and also paid a $15,000 structuring fee to an affiliate of YA. During the six months ended June 30, 2025, we issued a total of 15,782 Commitment Shares, and as of June 30, 2025, we issued all Commitment Shares to YA. During the six months ended June 30, 2025, we issued an aggregate of 25,000 ordinary shares to YA for aggregate gross proceeds of approximately $0.1 million. Subsequent to June 30, 2025, we issued an aggregate of 50,000 ordinary shares to YA for aggregate gross proceeds of approximately $0.1 million.

On November 14, 2024, we entered into a Capital on Demand Sales Agreement, or the 2024 Sales Agreement, with JonesTrading Institutional Serviecs LLC, or JonesTrading. Pursuant to the 2024 Sales Agreement, we may offer and sell our ordinary shares having an aggregate offering price of up to $8.1 million, from time to time through JonesTrading. JonesTrading will receive a commission equal to 3.0% of the gross proceeds from the sale of the ordinary shares and will be reimbursed for certain specified expenses in connection with entering into the Sales Agreement. During the six months ended June 30, 2025, we sold 3,037,125 ordinary shares pursuant to the 2024 Sales Agreement, for a total net consideration of approximately $7.5 million. Subsequent to June 30, 2025, we sold 76,835 ordinary shares pursuant to the 2024 Sales Agreement for a total net consideration of approximately $0.14 million

Although we provide no assurance, we believe that our existing funds will be sufficient to continue our business and operations as currently conducted for more than 12 months from the date of issuance of this Report on Form 6-K. However, significant additional funding will be necessary to fund our ARMOR Study, our Amilo-5MER program and ongoing research and development work, to advance our product candidates through regulatory approval and into commercialization, if approved and the evaluation of our strategic alternatives. We intend to obtain additional funding through debt or equity financings, governmental grants or through entering into collaborations, strategic alliances or license agreements to increase the funds available to support our operating and capital needs. Although we have been successful in raising capital in the past, there is no assurance that we will be successful in obtaining additional financing on terms acceptable to us. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to Aramchol, Amilo-5MER and/or our other pre-clinical and clinical programs. This may raise substantial doubts about our ability to continue as a going concern.

The extent of our future capital requirements will depend on many other factors, including:

●	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

●	the regulatory pathway of Aramchol or any other product candidate;

●	the scope, prioritization and number of our clinical trials and other collaboration research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to Aramchol or any other product candidate;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for Aramchol or any other product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approval and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses;

●	any cost that we may incur under future in- and out-licensing arrangements relating to Aramchol or any other product candidate;

●	market conditions;

●	our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market;

●	our ability to identify, evaluate and complete any strategic alternative that yields value for our shareholders; and

●	the impact of the security situation in Israel, which may exacerbate the magnitude of the factors discussed above.

Trend Information

We are a development stage company, and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts and our digital asset management strategy. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Controls and Procedures

As a “foreign private issuer”, we are only required to conduct the evaluations required by Rules 13a-15(b) and 13a-15(d) of the Exchange Act as of the end of each fiscal year and therefore have elected not to provide disclosure regarding such evaluations at this time.

Risks Factors

Any investment in our business involves a high degree of risk. Before making an investment decision, you should carefully consider the information we include in this Report on Form 6-K, including our unaudited condensed consolidated financial statements and accompanying notes, and the additional information in the other reports we file with the Securities and Exchange Commission along with the risks described in (i) our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and (ii) Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 25, 2025. These risks may result in material harm to our business and our financial condition and results of operations. In this event, the market price of our ordinary shares may decline and you could lose part or all of your investment. We have described below those risks that reflect substantive changes from, or additions to, the risks described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive office is located in Ramat Gan, Israel. In addition, certain of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, which have involved missile strikes, hostile infiltrations, terrorism against civilian targets in various parts of Israel, and recently abduction of soldiers and citizens.

Following the October 7, 2023 attacks by Hamas, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached, these agreements failed to be upheld and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

On June 13, 2025, Israel launched a strike against Iran, aimed to disrupt Iran’s capacity to coordinate or launch hostilities against Israel. Iran has retaliated in response, firing missiles and drones at Israeli military and civilian infrastructure. As of the date hereof, a ceasefire agreement has been reached with Iran, however there is no assurance that this agreement will be upheld and military activity and hostilities may continue to exist at varying levels of intensity.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Although many of such military reservists have since been released, they may be called up for additional reserve duty, depending on developments in the war in Gaza and along Israel’s other borders. While none of our employees in Israel have been called to active military duty, we rely on service providers located in Israel and have entered into certain agreements with Israeli counterparties. The absence of our employees or service providers due to their military service in the future may materially and adversely affect our ability to conduct our operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that such government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

The global perception of Israel and Israeli companies, influenced by actions by international judicial bodies, may lead to increased sanctions and other negative measures against Israel, as well as Israeli companies and academic institutions. There is also a growing movement among countries, activists, and organizations to boycott Israeli goods, services and academic research or restrict business with Israel, which could affect business operations. If these efforts become widespread, along with any future rulings from international tribunals against Israel, they could significantly and negatively impact business operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: August 28, 2025	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer